

FIVE THINGS YOU NEED TO KNOW ABOUT INVESTING

1. Investment/Regulation Crowdfunding is different from other types of crowdfunding. When making an investment in a securities offering, you will be required to provide your social security number or tax id as well as your personal contact information. This information is required to comply with the laws governing Regulation Crowdfunding.

2. The investing process on our platform is secured by bank level encryption.

3. Investment limits apply to investors that are not accredited. Adults can invest up to $2,500 in one or more Regulation Crowdfunding offerings in any given 12-month period. Larger investments may be committed depending on one's income and net worth. To help ensure compliance, you will be prompted to answer questions about your income, net worth, and previous crowdfunding investments, as part of the investing process.

4. There are several ways to fund an investment in a Regulation Crowdfunding offering. Each company decides what funding methods to accept. The most common method for funding on our platform is ACH. This method is often preferred by companies because it is less expensive than allowing credit card payments. To make an investment using the ACH option, please have your banking account and routing number information available.

5. Small Businesses make up over 99% of all US based businesses and account for over 60% of US jobs. By making an investment directly in a private company, you are participating in the movement to democratize the access to capital for small businesses and startups.